DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

January 26, 2005

file number: 50277-00001



Office of International Corpor
c/o Securities and Exchange C
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per:
Donna L. Ornstein
Legal Assistant

DLO/ram
Encls.

Exemption No. 82-1209

January 25, 2005

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	January 10, 2005 January 18, 2005 January 18, 2005
(f)	BC Form 51-102F3, Material Change Report	December 31, 2004 January 11, 2005 January 19, 2005
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 51-102F3, Material Change Report	December 31, 2004 January 11, 2005 January 19, 2005
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Not Applicable
(e)	News Releases	January 10, 2005 January 18, 2005 January 18, 2005
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable

(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Form 4B, Declaration of Certified Filing	January 4, 2005
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods and following each fiscal year-end, and Management Discussion and Analysis	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1007

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 10, 2005

PRESS RELEASE

GGL ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces, further to its press release of December 23, 2004, that the Company has raised gross proceeds of $230,000 by way of a non-brokered private placement of 1,150,000 flow-through shares at $0.20 each which closed on January 6, 2005. The shares have a hold period until May 7, 2005.

The Company will incur the gross proceeds for the flow-through private placement on mineral exploration expenditures and will renounce the subscription proceeds so incurred to the subscribers effective December 31, 2004.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

RECEIVED
2005 FEB -4 A 10:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

January 18, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF UP TO $1,000,000

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Corporation is raising gross proceeds of up to $1,000,000 by way of a non-brokered private placement of units. The Corporation will sell up to 5,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one common share for a term of two years from the closing date at $0.25 per share in the first year and $0.30 per share in the second year. The Corporation will pay an 8% cash finder's fee in connection with this private placement.

The subscription proceeds will be used for exploration projects on the Corporation's properties and for corporate and administrative expenses and working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com if you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, B.C. Canada Fax: (604) 688-0378
V6B 1N2

January 18, 2005

PRESS RELEASE

GGL ANNOUNCES KIMBERLITE CORE FROM DOYLE SILL RETURNS DIAMONDS

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** reports the 100% owned Doyle kimberlite sill continues to return important diamond counts from drill core analyses. The Doyle Property lies within the South Slave Craton area of Canada's Northwest Territories, within 10 kilometres of the Gahcho Kue (Kennady Lake) kimberlite cluster currently under study by De Beers Canada Corporation and Mountain Province Diamonds Inc.

GGL's 100% owned Doyle Property consists of 25 claims totalling 37,308 acres. GGL has planned an aggressive exploration program for 2005 on its various land packages within the Lac de Gras and South Slave regions. Two drill rigs and crews have been secured for late winter/spring and summer core drill programs, expected to be carried out on the Doyle, Fishback (Awry Lake) and CH Properties.

Significant from this latest analysis is the results from a single hole stepped out 180 metres to test the down dip potential of the kimberlite body. Hole DO-96-171 intersected 1.0 metres of kimberlite from 50.5m to 51.5m and analysis of 3.40 kilograms of material returned 14 microdiamonds (Table 1). The Doyle sill has already been delineated over a two kilometre strike length, open at both ends. The results of this step-out hole emphasize the potential of the body down dip and detailed core drilling on a grid basis will be necessary.

Weight (kg)	Table 1. (Bottom Sieve Size (mm))									Wt (Crts)
	0.106	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	
3.40	4	4	6	0	0	0	0	0	14	0.00151

Results from Saskatchewan Research Council

Hole DO-96-171 was part of a series of eight core holes drilled by GGL and its former joint venture partner De Beers Canada Corporation in 1996. The holes had been logged but not analyzed and were recently returned to GGL. Nine kimberlite samples from seven of the holes (DO-96-168 to 171, 173 to 175) were submitted to Saskatchewan Research Council for microdiamond extraction by caustic fusion. All nine samples contained diamonds. A total of 37.95 kilograms returned 40 diamonds weighing 0.0109 carats (Table 2). For a location map please visit our website at www.ggldiamond.com/diamond_projects.cfm?ID=1

Weigh t (kg)	Table 2. (Bottom Sieve Size (mm))									Wt (Crts)
	0.106	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	
37.95	11	9	17	1	0	1	1	0	40	0.0109

Results from Saskatchewan Research Council

The two macros were returned from holes DO-96-174 and 175, and have dimensions of 1.10mm x 1.00mm x 0.80mm and 0.90mm x 0.90mm x 0.60mm respectively. The first stone is described as a grey, included octahedral diamond and the second stone is described as a colorless, clear, distorted diamond. One of the microdiamonds returned from Hole DO-96-173 is described as a pale pink, frosted, resorbed tetrahedron.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is the Qualified Person and has reviewed the microdiamond analysis data contained herein.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

December 23, 2004

Item 3. News Release

December 23, 2004, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces a private placement financing of up to $400,000

Item 5. Full Description of Material Change

The Company announced that it is raising gross proceeds of up to $400,000 by way of a non-brokered private placement of flow-through shares. The Company will sell up to 2,000,000 flow-through shares at a price of $0.20 per flow-through share.

The Company will incur the gross proceeds for the flow-through private placement on mineral exploration expenditures and will renounce the subscription proceeds so incurred to the subscribers effective December 31, 2004.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604)688-0546

Item 9. Date of Report

December 31, 2004

GGL Diamond Corp.

Per: *"Raymond A. Hrkac"*

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

January 6, 2005

Item 3. News Release

January 10, 2005, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces closing of private placement financing

Item 5. Full Description of Material Change

The Company announced that further to its press release of December 23, 2004, the Company has raised gross proceeds of $230,000 by way of a non-brokered private placement of 1,150,000 flow-through shares at $0.20 each which closed on January 6, 2005. The shares have a hold period until May 7, 2005.

The Company will incur the gross proceeds for the flow-through private placement on mineral exploration expenditures and will renounce the subscription proceeds so incurred to the subscribers effective December 31, 2004.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604)688-0546

Item 9. Date of Report

January 11, 2005

GGL Diamond Corp.

Per: *"Raymond Hrkac"*

Exemption No. 82-[illegible]

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

January 18, 2005

Item 3. News Release

January 18, 2005, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces a private placement financing to raise up to $1,000,000.

Item 5. Full Description of Material Change

The Company announced that it is raising gross proceeds of up to $1,000,000 by way of a non-brokered private placement of units. The Company will sell up to 5,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one common share for a term of two years from the closing date at $0.25 per share in the first year and $0.30 per share in the second year. The Company will pay an 8% cash finder's fee in connection with this private placement.

The subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

January 19, 2005

GGL Diamond Corp.

Per: *"Raymond Hrkac"*


TSX
TSX venture
EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: GGL Diamond Corp. (the "Issuer").

   Trading Symbol: GGL.

2. Date Price Reservation Form Filed: N/A

   Date of News Release announcing Private Placement: December 23 , 2004 .

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $230,000

5. Proposed use of proceeds:

   Exploration expenditures on the Company's mineral properties.

6. (a) Description of shares to be issued:

   (i) Class: **common shares**

   (ii) Number: **1,150,000 common shares**

   (iii) Price per security: **$0.20 per common share** .

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: **N/A** .

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______ .

   (iii) Exercise price of Warrants: Year 1: __ Year 2: ____

   Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

   (iv) Expiry date of Warrants:____ .

   (c) Description of Convertible Securities to be issued: **N/A**

   (i) Number/ Aggregate principal amount: _____ .

   (ii) Number of Listed Shares to be issued on conversion: _____.

   (iii) Expiry/Maturity date: . .

   (iv) Interest rate: __.

   (v) Conversion terms: ___.

   (vi) Default provisions: ___.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: _____.

7. Issued and outstanding Listed Shares at the date of the price reservation:

   74,785,242 common shares

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	***Name and Address of Beneficial Holder**	**# of Shares Purchased**	****Post-closing Direct & Indirect Holdings in the Issuer**	****% of Post-Closing Outstanding Shares**	*****Insider =I ProGroup= P**
B.R. Tom Pallan 1159 Ash Street Campbell River, BC V9W 1G8	Same	125,000	2,143,000	2.82%	
Douglas A. Christopher 910 - 675 West Hastings Street Vancouver, BC V6B 1N2	Same	75,000	95,000	0.125%	
Gordon A. Christopher 910 - 675 West Hastings Street Vancouver, BC V6B 1N2	Same	250,000	270,000	0.355%	
John S. Auston 2 - 5402 West Vista Court West Vancouver, BC V7W 3H3	Same	125,000	216,666	0.285%	
William Arthur Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	Same	125,000	1,425,000	1.88%	
Paul Richardson 4569 West 13th Ave Vancouver, BC V6R 2V5	Same	50,000	253,000	0.33%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider =I ProGroup= P
William Wolodarsky 3048-3rd Street SW Calgary, AB T2S 1V1	Same	125,000	1,513,000	1.99%	I
Stewart Blusson Box 256 Lions Bay, BC V0N 2E0	Same	250,000	390,000	0.51%	
Doug F. Robinson 910 - 675 West Hastings Street Vancouver, BC V6B 1N2	Same	25,000	25,000	0.03%	
TOTAL		1,150,000	6,330,716	8.325%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: N/A

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: N/A

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑

If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The gross subscription proceeds for the private placement will be incurred as exploration expenditures eligible for Canadian exploration expense under the Income Tax Act of Canada and the amount so incurred will be renounced to the subscribers for the tax year effective December 31, 2004.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No X

If Yes, describe all relevant terms:______________________________

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*: **None**
   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and

outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **None** .

(ii) For Previous Expedited Private Placements: **None**

(iii) For this transaction: **1,150,000** .

Total ((i) + (ii) + (iii)): **1,150,000** .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ❑ No ❑
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ❑ No ❑
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   (a) the name(s) of the new Control Person(s)

   ____

   ____

   (b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   (c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: January 4, 2005

Raymond A. Hrkac

Name of Director and/or Senior Officer



Signature

President and CEO
Official Capacity